Juniper II Corp.

3790 El Camino Real #818

Palo Alto, CA 94306

July 22, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Stacie Gorman

Re:	Juniper II Corp.
Amendment No. 2 to Registration Statement on Form S-l
Filed June 17, 2021
File No. 333-255021

Ladies and Gentlemen:

This letter sets forth the responses of Juniper II Corp. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter dated July 2, 2021, with respect to the above referenced Amendment No. 2 to Registration Statement on Form S-l (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience, and, the Company’s responses to the comment has been provided immediately thereafter.

In addition, the Company has revised the Registration Statement in response to the Staff’s comment and concurrently with the submission of this letter, the Company is publicly filing an amendment to the Registration Statement which reflects these revisions (the “Amendment”). Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Amended Registration Statement on Form S-l/A filed June 17, 2021

Report of Independent Registered Public Accounting Firm, page F-2

Staff’s comment: We note that the date of your Independent Registered Accounting Firm’s report (March 1, 2021) precedes the date of your financial statements (March 31, 2021). We further note, your Independent Registered Accounting Firm’s consent filed as exhibit 23.1 references their audit of your financial statements as of January 21, 2021. Please amend your filing to correct these inconsistencies.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the date of the audit report included on page F-2 of Amendment and filed, as exhibit 23.1 thereto, a consent from the Company’s independent registered public accounting firm that refers to such revised date.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Julian J. Seiguer at (713) 836-3334 of Kirkland & Ellis LLP.

Sincerely,
/s/ Murray Grainger
Murray Grainger
Chief Executive Officer

Via E-mail: cc: Julian J. Seiguer

Christian O. Nagler Kirkland & Ellis LLP